Emgold Mining Corporation (An Exploration Stage Company)
Management Discussion and Analysis
For the Period Ended 31 March 2016
Stated in US Dollars
Date: 30 May 2016

Table of Contents

To Our Shareholders	1
Overview	2
Results of Operations	8
Financial Data for the Last Eight Quarters	8
Exploration and Evaluation	9
Capital Resources	10
Share Capital	10
Going Concern	11
Plans for 2016 and On-going	12
Off Balance Sheet Arrangements	13
Critical Judgment in Applying Accounting Policies	13
Key Sources of Estimation Uncertainty	14
Financial Instruments and Other Instruments	14
Management of Capital	15
Disclosure Controls and Internal Controls over Financial Reporting	16
Investor Relations Activities	16
Approval	16
Caution on Forward-Looking Information	17

Emgold Mining Corporation
US Funds
Management Discussion and Analysis

To Our Shareholders

The following information, should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the year ended 31 December 2015 and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated. Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated. Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced. Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

The table below sets forth the most significant forward-looking information included in this MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	The Company will be able to raise these funds	The Company has disclosed that this may be difficult and failure to raise these funds will materially impact the Company’s ability to continue as a going concern

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Overview

Emgold is a gold exploration and mine development company with properties located in the western U.S. and Canada. Our vision is to “acquire high-quality gold assets in safe and stable jurisdictions of the world and advance them through exploration, feasibility, permitting, and construction with the goal of ultimately becoming a new gold producer”.

The Company has three gold and silver exploration projects located in the Rawhide Mining District, Nevada, adjacent to or near the producing Denton Rawhide Mine. These Properties include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties. High grade vein and bulk disseminated gold exploration targets have been identified on these Properties for further exploration. The Company also has two poly-metallic exploration projects located in the Nelson District of British Columbia. Gold, silver, molybdenum and tungsten targets have been identified and drilled on the Stewart Property. Gold targets have been identified and drilled on the Rozan Property.

The Buckskin Rawhide East Property is located adjacent to the Denton Rawhide Mine with a reported production of 1.6 million ounces of gold and 13.5 million ounces of silver from 1990 to 2012 (Source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2012). The Property is currently leased to Rawhide Mining LLC (“RMC”), the owner and operator of the Denton Rawhide Mine, and they plan to conduct exploration on the Property with the goal of delineating mineral resources. If exploration is successful, RMC will evaluate the viability of mining and processing such resources using facilities at the adjacent Denton Rawhide Mine. RMC has the option to acquire a 100% interest in the Property by bringing it into commercial production. At that point Emgold’s interest will convert to “Gold Bonus Payments”, effectively a royalty on gold produced from the Property.

Significant Events and Transactions during the Period

Idaho-Maryland Property, CA

On 15 March 2016, the Company sold 27 acres of land located in Nevada County, California in the amount of $350,000; the cost of the property was $336,056. The proceeds of the sale will be used for general working capital.

Other Properties

On all of the Company’s other properties, there is no activity to report.

Corporate

The Company continues to focus on raising capital to advance its projects and support corporate overhead.

Buckskin Rawhide East Property, Nevada

The Buckskin Rawhide East Property is situated within the Walker Lane structural zone and gold belt of Western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range. Exploration results at Buckskin Rawhide East Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones

The Buckskin Rawhide East Property, totaling 52 unpatented mineral claims, is an early stage gold/silver exploration property located adjacent to and bounded on the east and south by the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Denton Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation. It is also adjacent to and bounded on the north and west by the Regent gold-silver Property (“Regent Property”), also owned Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company, Newmont Exploration Company, and Pilot Gold Corporation. Denton Rawhide Mine is reported to have produced 1.6 million ounces of gold and 12.5 million ounces of silver between 1990 and 2012 (source: The Nevada Bureau of Mines and Geology, Special Publication, MI-2012). The proximity of Buckskin Rawhide East to other properties such as Denton Rawhide Mine and Regent Property does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the Property does increase the potential for discovery.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

In 2009, Emgold signed a Lease and Option to Purchase Agreement with Nevada Sunrise LLC and leased a 100% interest in 46 claims that made up the original Buckskin Rawhide East Property. Forty of these claims were 75% owned by Nevada Sunrise LLC and 25% owned (but controlled by Nevada Sunrise LLC through a carried interest) by the Castagne Estate. Six claims were owned by Nevada Sunrise LLC. Subsequently, Emgold staked six additional claims increasing the property size to 52 claims.

On 14 and 19 November 2012, the Company announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CAD$1.0 million, part of which would be used to fund the acquisition of 46 claims outlined above owned from Nevada Sunrise LLC and the Castagne Estate. Also, pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company would subsequently lease the property to RMC. After completing a Quiet Title process, Emgold acquired 100% interest in the Buckskin Rawhide East Property on 28 July 2014 and leased the property to RMC on 21 August, 2014, with the effective date of the lease being 01 June 2013 under the following terms:

  The Lease Term is 20 years (start date of 01 June 2013).
  Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
  During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
  RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
  RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
  RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
  Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce
  After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

Historic RC drilling on the property in the 1980’s and 1990’s totaled 113 holes and 53,370 feet. RMC conducted exploration on Buckskin Rawhide East in 2013 (22 holes totaling 7,100 feet). During year 2015, RMC has made the $10,000 royalty payment to the Company. Under the terms of the lease agreement, RMC must complete $500,000 in exploration related expenditures on the property by 31 May 2016.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Buckskin Rawhide West Property, Nevada

The Buckskin Rawhide West Property, totaling 21 mineral claims, is an early stage gold/silver exploration property located two miles west of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Buckskin Rawhide East Property, totaling 52 mineral claims, is an early stage gold/silver Property, also controlled by Emgold, located several thousand feet east but not adjacent to Buckskin Rawhide West.

Exploration results at Buckskin Rawhide West Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones. The development alternatives included advancing the Buckskin Rawhide West Property as a standalone gold/silver exploration project or working with Rawhide Mining LLC to explore and develop the Property.

Emgold has a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide West. The terms of this agreement were disclosed in an Emgold news release dated
06 February 2013.

Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000 (paid)	(1)
2013	$10,000 (paid)	(2)
2014	$10,000 (paid)	(2)
2015	$20,000 (paid)	(3)
2016	$30,000 (paid)	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment is due, subject to a minimum price of USD$0.08 per share.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

No exploration work was conducted on the property in the period. The claim owner has elected to take a share payment for his 2016 advance royalty payment and this payment was made in Q1 2016.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005. It is also south of Emgold’s Buckskin Rawhide Property and the Regent gold-silver Property, owned by Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the Property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the Property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Emgold has a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated
13 February 2013. Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000 (paid)	(1)
2013	$10,000 (paid)	(2)
2014	$10,000 (paid)	(2)
2015	$20,000 (paid)	(3)
2016	$30,000 (paid)	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

On 15 February 2013, the Company announced that it had staked an additional 17 unpatented mining claims totaling 340 acres. This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totaling 720 acres.

No exploration work was conducted on the property in the period. The claim owner has elected to take a share payment for his 2016 advance royalty payment and this payment was made in Q1 2016.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia. The Company has earned a 100% interest in the property, subject to an underlying royalty interest.

The Stewart Property is an early stage exploration property. It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization. The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects. The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit. Much data is available from those programs as well as work done by Emgold. Five main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Stewart Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

The Stewart Property is located west and adjacent to the Yankee Dundee Property, which contains a number of historic gold mines including the Yankee Girl Mine. The Yankee Girl Mine operated between 1907 and 1951 producing 371,000 tonnes of ore at an average recovered grade of 10.40 grams per tonne gold and 59.50 ounces per tonne silver (source: B.C Ministry of Energy, Mines, and Natural Gas data available at www.minfile.gov.bc.ca). However, proximity of Stewart to other properties such as Yankee Dundee does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the Property does increase the potential for discovery.

A total of 31 diamond drill holes were completed by Shell, Cominco, Selco, and Cameco on the Property between 1980 and 2000, totaling 4,495.1 meters. To date, Emgold has drilled 72 diamond drill holes totaling 9,242.1 meters with a number of significant intercepts.

Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held to January 2023 without additional work, an impairment loss of $208,718 was previously recognized in year 2015 bringing the carrying value to $1.

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia. The Company holds a 100% interest in the property, subject to an underlying royalty interest.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property. Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results. The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

The Property is located west and adjacent to the Kena Property. The Kena Property hosts a measured and indicated mineral resource of 25.3 million tonnes at 0.60 gram per tonne gold (489,000 ounces) and an inferred resource of 90.4 million tons at 0.48 gram per tonne gold (1,399,000 ounces of gold) (source: Altair Gold Press Release dated April 11, 2013). However, proximity of Rozan to other properties such as Kena does not guarantee exploration success. However, similar geology, structures, and the presence of historic workings on the Property does increase the potential for discovery.

To date, Emgold has completed 18 diamond drill holes on the Property totaling 1,906.8 meters, with a number of significant intercepts. Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held until March 2023 without additional work, an impairment loss of $49,224 was previously recognized in year 2015 bringing the carrying value to $1

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851. It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton. The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold. It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property. Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold. Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

At 31 December 2013, the Company had a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project. In 2014, the BET Agreement expired. The BET Agreement, subject to a series of extensions, covers the BET properties. Emgold owns certain other mineral and surface rights associated with the Project.

Prior to the expiry of the BET agreement, the Company was in the advanced stage of the permitting process for the I-M Project. The I-M Project was being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation. The City of Grass Valley (the “City”) was the Lead Agency for the CEQA and SMARA processes for the I-M Project.

Note that current volatility in the world markets due to political and economic conditions, beyond the Company’s control, are affecting all junior and senior mining companies’ ability to raise funds in the current market. As announced in a 26 October 2011 press release and further reiterated in 07 September 2013 and 01 February 2013 press releases, Emgold recognized it would need to temporarily place the I-M Project permitting on hold and allow the BET Agreement to expire until market conditions improve. At this point in time, markets have not significantly improved. As outlined in press releases, financial reports, and MD&A documents, the Company may elect to abandon the I-M Project, sell its properties in Grass Valley, and focus on other projects.

On 15 March 2016, the Company sold 27 acres of land located in Nevada County, California in the amount of $350,000; the cost of the property was $336,056. The proceeds of the sale will be used for general working capital.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Results of Operations

The loss for the period ended 31 March 2016 was $88,899 compared to $48,889 in the comparative period. The main fluctuations in costs are based on foreign exchange fluctuations, the loss on the sale of property and as follows:

Management and Consulting (rounded to the nearest ‘000)	3 months 2016	3 months 2015
	$27,000	$32,000
Variance increase (decrease)	(5,000)

Management and consulting fees are consistent with the comparative period and with expectation.

Professional Fees (rounded to the nearest ‘000)	3 months 2016	3 months 2015
	$9,000	$8,000
Variance increase (decrease)	1,000

Professional fees are consistent with the comparative period and with expectation.

Financial Data for the Last Eight Quarters

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited condensed interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in US dollars

Three Months Ended	Mar-16	Dec-15	Sep-15	Jun-15	Mar-15	Dec-14	Sep-14	Jun-14
	$	$	$	$	$	$	$	$
Total Revenues	-	-	-	-	-	-	-	-
(Loss) income from continuing operations	(88,899)	(327,072)	(48,551)	(50,441)	(48,889)	(22,738)	(50,186)	(71,104)
(Loss) income for the period	(88,899)	(327,072)	(48,551)	(50,441)	(48,889)	(22,738)	(50,186)	(71,104)
Gain (loss) per share (Basic and diluted)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total assets	1,144,469	1,129,450	1,392,745	1,396,364	1,364,703	1,383,981	1,410,543	1,283,362
Working capital	(684,209)	(930,913)	(862,283)	(814,620),	(774,213)	(726,703)	(722,927)	(778,953)

The current quarter’s loss is lower than the three month period ended 31 December 2015 primarily as a result of the impairment of mineral properties in the amount of $258,000, which occurred in the prior period. The expenses incurred in the period ended 30 September 2015, 30 June 2015, and March 2015 reflect the Company’s focus on minimizing cash outflow.

The variance of total assets between the 30 June 2015 and 31 March 2015 is primarily a result of the non-cash payment for resource properties.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

The variance between the three month periods ended 31 March 2015 and 31 December 2014 was a result of writing-off certain payable amounts to the CEO.

During the three month periods ended 30 September 2014 and June 2014, the decreased loss resulted from consulting fees, foreign exchange gain, and exploration recovery received as lease royalty.

Exploration and Evaluation

Property Acquisition Costs	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Balance at 01 January 2015	$490,508	$529,052	$30,029	$30,030	$208,719	$49,225	$1,337,563
Acquisitions	-	-	20,000	20,000	-	-	40,000
Royalty payments received	-	(10,000)	-	-	-	-	(10,000)
Impairment of assets	-	-	-	-	(208,718)	(49,224)	(257,942)
Assets transferred to held for sale	(490,508)	-	-	-	-	-	(490,508)
Balance at 31 December 2015	$-	$519,052	$50,029	$50,030	$1	$1	$619,113
Balance at 01 January 2016	$-	$519,052	$50,029	$50,030	$1	$1	$619,113
Acquisitions	-	-	30,000	30,000	-	-	60,000
Balance at 31 March 2016	$-	$519,052	$80,029	$80,030	$1	$1	$679,113
Exploration expenditures	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Claim fees	-	2,635	3,492	3,343	-	-	9,470
Carrying costs	30,332	-	-	-	-	-	30,332
Year ended 31 December 2015	$30,332	$2,635	$3,492	$3,343	$-	$-	$39,802
Claim fees	-	-	-	-	-	-	-
Carrying costs	13,467	-	-	-	-	-	13,467
Period ended 31 March 2016	$13,467	$-	$-	$-	$-	$-	$13,467

The Company’s current primary focus is to raise funds to advance its properties in Nevada that are adjacent to or near the operating Denton Rawhide Mine. The Company has consolidated its ownership in the Buckskin Rawhide East Property and subsequently leased the property to Rawhide Mining LLC, who operates the Denton Rawhide Mine. Emgold subsequently plans to conduct additional exploration on its Buckskin Rawhide West and Koegel Rawhide Properties, subject to securing funds to move forward with this exploration.

The Company’s current secondary focus continues to be raising funds to lease or acquire the surface properties and mineral rights associated with the I-M Project in California. Subject to securing funds, the Company would move forward with the permitting process. Alternatively, the Company should funding not be available, the Company may elect to sell the properties it owns associated with the I-M Project in California and abandon the Project.

The Company has no current exploration plans of its Stewart and Rozan Properties in British Columbia, and the properties are sagely held to year 2023 without additional work.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares and warrants pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares. In addition, the Company endeavors to minimize dilution to existing shareholders. There is no assurance that the Company will be successful with any financing ventures. Please refer to the “Risks” section of this document.

As at 31 March 2016, the Company had a working capital deficiency of, $684,000 compared with a working capital deficiency of $931,000 at 31 December 2015.

Cash used in operating activities during the period ended 31 March 2016 totaled $(29,601) (31 March 2015 – $(21,357)).

Cash raised from investing activities during the period ended 31 March 2016 totaled $319,705 (31 March 2015 – $3,500).

Cash raised in financing activities during the periods under review were $Nil.

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to continue to sell assets or equity in order to raise capital for future operations. If it is unable to continue to raise sufficient capital for continued permitting and corporate overhead, it would have to cease operations.

Share Capital

Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

Common shares, issued and fully paid

Issued Shares	Number	Amount
Balance – 01 January 2015	77,823,462	$43,935,360
Issued for property	472,222	40,000
Balance – 31 December 2015	78,295,684	43,975,360
Issued for property	708,333	60,000
Balance – 31 March 2016	79,004,017	$44,035,360

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Going Concern

The financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future. If the going concern assumption were not appropriate for these audited consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

External permitting activities with the City of Grass Valley related to the I-M Project in California remain on hold pending financing activities by the Company and pending extension of the Lease Option to Purchase Agreement for certain surface and mineral rights associated with the Project. As announced in 26 October 2011, 07 September 2012, and 01 February 2013 press releases, the preparation of the Environmental Impact Report (EIR) remains temporarily on hold while the Company waits for improved equity market conditions to raise the funds necessary to complete the process. On 10 September 2012, the City of Grass Valley notified the Company that their 2011 Revised Permit Applications were “deemed withdrawn” and the applications will need to be resubmitted when the Company has the funds in place and is ready to move forward. On 01 February 2013, a Lease Option to Purchase Agreement for the BET properties expired.

Since 2009, Emgold management has taken many steps to reduce corporate and project costs. Currently, executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Plans for 2016 and On-going

The Company plans to raise funds to continue advancing the I-M Project, depending on market conditions and other factors. Should funding not be available, the Company may elect to drop the I-M Project and focus on other properties. The Company is searching for opportunities to acquire other assets that may be available in the current poor mining markets, should financing be available to acquire and advance those assets in conjunction with or as a replacement to the I-M Project.

The Company is in the process of selling its surface properties in Grass Valley, which, if successful, will trigger the Company to cease the work on the I-M project.

The Company believes the Buckskin Rawhide East Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization. RMC commenced exploration activities on the Buckskin Rawhide East Property in 2013 and 2014 with the goal of identifying resources that could ultimately be developed and processed at the adjacent Denton-Rawhide Mine.

The Company plans to conduct exploration activities (chip sampling, soil sampling, and geologic mapping) on the Buckskin Rawhide West Property that are not part of the RMC agreement, subject to financing.

The Company believes its Koegel Rawhide Property is a highly prospective gold-silver exploration property with potential for high grade and bulk disseminated mineralization. A high grade zone has been identified for core drilling and additional prospects on the property will continue to be investigated, subject to financing.

The Company believes the Stewart and Rozan Properties are highly prospective poly-metallic exploration properties with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization. A number of targets have been identified for continuing exploration, subject to financing.

Related Party Transactions and Balances

The Company’s related parties consist of directors, executive officers and companies owned by directors and / or executive officers as follows:

Related parties	Nature of transactions
David Watkinson, CEO	Management fees & share-based awards
A company owned or controlled by Grant T. Smith, CFO	Professional fees
Allen Leschert, Director	Share-based awards
Andrew MacRitchie, Director	Share-based awards
William Witte, Director	Share-based awards

The Company’s related parties consist of directors, executive officers and companies owned by directors and / or executive officers as follows:

Related parties	Nature of transactions
David Watkinson, CEO	Management fees & share-based awards
A company owned or controlled by Grant T. Smith, CFO	Professional fees
Andrew MacRitchie, Director	Share-based awards
William Witte, Director	Share-based awards

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Fiscal Period(i)		Remuneration or fees(ii)	Share-based awards
CEO and President – management fees	2016 2015	$ $	23,125 23,125	- -
A Company of which the CFO is a director (iii) - management fees	2016 2015	$ $	7,251 9,000	- -
A Company of which the CFO is a director (iii) - accounting	2016 2015	$ $	1,997 4,400	- -

                    i)                        For the period ended 31 March 2016 and 2015.

                  ii)                        Amounts disclosed were paid or accrued to the related party.

                iii)                        A company of which the CFO, Grant T. Smith, is a director.

The following table is showing all amounts were included in due to related parties.

	31 March 2016	31 December 2015
Clearline CPA Corp.	$88,881	$80,206
David Watkinson, the CEO	736,426	713,301
	$825,307	$793,507

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Critical Judgment in Applying Accounting Policies

In the application of the Company’s accounting policies, which are described in note 4 of the audited annual consolidated financial statements for the year ended 31 December 2015, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Going concern assumption

The audited financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. Refer to note 1 of the audited annual consolidated financial statements for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Key Sources of Estimation Uncertainty

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the period ended 31 March 2016 and the year ended 31 December 2015.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3 of the Company’s 31 December 2015 annual consolidated financial statements. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a single reliable measure of the fair value of the Company’s stock option awards. The same BkS model is used by the Company in order to arrive at a fair value for the issuance of warrants.

Exploration and evaluation asset

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

Financial Instruments and Other Instruments

Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, reclamation bonds, due to related parties, and accounts payable and accrued liabilities. At 31 March 2016 and 31 December 2015, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk. At 31 March 2016 the Company held currency totalling the following:

Rounded (‘000’s)	31 March 2016	31 December 2015
Canadian dollars	$11,000	$2,000
United States dollars	$285,000	$2,000

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

Management of Capital

The Company defines capital as its shareholders' equity. The Company’s objective in managing capital is to maintain adequate levels of funding to support the activities of the Company, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including its exploration properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

The Company has in the past invested its capital in short-term investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Disclosure Controls and Internal Controls over Financial Reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with International Financial Reporting Standards. Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner. There has been no significant change in disclosure controls or in internal controls over financial reporting during the period ended 31 March 2016 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

Investor Relations Activities

With respect to investor and public relations, the Company provides information from its corporate offices to investors and brokers through its website and SEDAR without the use of an investor relations firm.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

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Emgold Mining Corporation
US Funds
Management Discussion and Analysis

Caution on Forward-Looking Information

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the ongoing viability of the Company, the Company’s ability to raise capital or renegotiate agreements, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of financing activities, exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; the state of capital markets; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Respectfully submitted

On behalf of the Board of Directors,

“David Watkinson”

David Watkinson

President & CEO

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